January 22, 2013

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Fortune Brands Home & Security, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 22, 2012

Form 10-Q for the Period Ended September 30, 2012

Filed November 5, 2012

Form 8-K

Filed October 23, 2012

Response dated January 7, 2013

File No.1-35166

Dear Mr. Decker:

Set forth below are the responses of Fortune Brands Home & Security, Inc. (the “Company”) to the comments raised in the letter dated January 11, 2013 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced filings. For the convenience of the Staff, the Staff’s comments contained in the Comment Letter have been reproduced below and the Company’s responses thereto have been set forth immediately after each comment. We will reflect in our future filings the changes outlined herein, and we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K For the Year Ended December 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

Where our responses include additional or revised disclosures, we have shown or described what the revision will look like and we will incorporate such disclosure in future filings, including our interim filings, if applicable.

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Long-Lived Assets, page 42 and Goodwill and Indefinite-Lived Intangible Assets, page 42

2.	We note your response to comment five in our letter dated December 14, 2012. You changed the methodology used in 2011 to value goodwill by also including the market approach. Please help us better understand the impact of the change in methodology. Please specifically tell us if the fair values would have continued to exceed the carrying values and the corresponding percentage by which the fair values would have exceeded the carrying values of the Therma-Tru entry doors and Simonton windows reporting units if only the income approach had been used similar to prior years.

Response:

The impact of this change to include the market approach reduced the estimated fair values of the Therma-Tru entry doors and Simonton windows reporting units. If, as in prior years, the Company had used solely the income approach, the fair values would have exceeded the carrying values by a larger percentage as shown below:

	Prior Income Approach only	New Income (80%) / Market (20%) Approach
Therma-Tru entry doors	19%	4%
Simonton windows	17%	6%

Form 10-Q for the Period Ended September 30, 2012

Management’s Discussion and Analysis

Results of Operations, page 22

3.	We note your response to comment 13 in our letter dated December 14, 2012. Your proposed disclosures still do not appear to quantify the impact of each factor when multiple factors contribute to material changes in a line item. For example, your proposed disclosures do not quantify the impact of higher sales volumes, price increases, and higher customer program costs on net sales. Similarly, your proposed disclosures do not provide any quantification of factors that impacted operating income. Please revise your disclosures accordingly. Please also consider discussing the impact of specific products or similar products that may have significantly impacted a segment’s results in a given period.

Response:

We respectfully submit the following:

•

We have quantified all factors that we believe materially impact changes in line items including consideration of situations where multiple factors may have contributed to material changes in a line item.

•

In certain cases, we refer to factors but do not provide specific quantification of these factors (e.g. price increases and raw material cost changes). While we believe these factors do not materially impact changes in line items for the particular period such that they are required to be disclosed or quantified, we nevertheless include them because we believe they are items that either (a) may have historically had a material impact on our results and are therefore important to management and are of on-going interest to our investors or (b) provide additional qualitative information, which enhances the quality of our overall disclosure.

•

In addition, in certain instances we refer to factors that we do not believe are reasonably quantifiable. For example, our businesses have productivity improvement programs that, due to their nature, cannot be isolated from the cost increases they are offsetting. As a result, they can not be reasonably quantified. Nonetheless, we believe these programs are an important element in our long-term performance and we therefore refer to them in periods in which we believe their impact is noteworthy.

•

With regard to the impact of specific products or similar products that may have materially impacted segment results, the Company’s Plumbing & Accessories segment sells a broad portfolio of products that principally consist of faucets and typically no one specific product or product group significantly impacts the segment results in a given period. This same situation exists in our Kitchen & Bath Cabinetry segment. However, within our Advanced Materials Windows & Door Systems segment and our Security & Storage segment, we do have distinct product groups (i.e. windows vs. door products; security vs. storage products) where net sales may perform differently in a given period. For these two segments, we will quantify material differences in net sales growth rates of a product group where net sales growth of the product group differs from that for the overall segment. As set forth below, we have made additional revisions to our Advanced Material Windows & Door Systems Management’s Discussion & Analysis for the nine months ended September 30, 2012.

•

In the particular case of Plumbing & Accessories, for the nine months ended September 30, 2012, our increases in both net sales and operating income are predominantly attributable to one factor – higher sales volume due to improving market conditions in the U.S. and our continued expansion in China. There are not other factors materially impacting our net sales and operating income trends. Net sales and operating income were not materially impacted by price increases. Customer program costs were higher as a direct result of higher sales volume because a substantial majority of our customer programs in Plumbing & Accessories are volume-based rebate and allowance programs, which are recorded in net sales. As set forth below, we have made additional revisions to our Plumbing & Accessories Management’s Discussion & Analysis for the nine months ended September 30, 2012 with a view toward more clearly stating the predominant impact of sales volume. In future filings, we will improve the clarity of our disclosure by limiting or eliminating qualifiers such as “primarily” in situations where there is a clear single material underlying overall driver of our operating performance.

Plumbing & Accessories

Net sales increased $99.5 million, or 14%, ~~primarily~~ due to higher sales volume in the U.S., driven by strength from the new construction market, as well as approximately $30 million in higher international sales volume, particularly in China where we are expanding our brand, footprint and customer relationships. Net sales also benefited from price increases to help mitigate raw material cost increases. The increase in net sales was partially offset by higher volume-related customer program costs.

Operating income increased $28.6 million, or 29%, ~~primarily~~ due to higher sales volume. Productivity improvements and price increases also benefited operating income. Operating income was unfavorably impacted by the mix of business, higher incentive compensation expense and increased costs for raw materials (primarily brass and resins).

Advanced Material Windows & Door Systems

Net sales increased $32.2 million, or 8%~~, primarily~~ due to higher sales volume driven by strength in the U.S. new construction market impacting both door and window products.~~, new business~~ Sales of door products increased $25.1 million, or 12%, and sales of window products increased $7.1 million, or 4%. Net sales also benefited from price increases implemented to help mitigate higher raw material and transportation costs.

Operating income improved $14.0 million, to income of $4.4 million~~, primarily~~ due to higher sales volume, $5.4 million of lower restructuring and other charges and $2.0 million of income attributable to a reduction of a contingent consideration liability related to an acquisition. Operating income also benefited from price increases and productivity initiatives. Operating income was unfavorably impacted by higher incentive compensation expense and unfavorable mix.

Form 8-K Filed October 23, 2012

4.	We note your response to comment 15 in our letter dated December 14, 2012. Please expand your disclosures to explain that your non-GAAP financial measures reflect the expected return on plan assets, which you have disclosed, as a result of your non-GAAP financial measures removing the expense from actuarial gains or losses associated with your defined benefit plans. Please also expand your disclosures to further explain why you believe providing non-GAAP financial measures which adjust for the expense from actuarial gains or losses provides useful information to investors. Specifically, it is not clear why these actuarial gains and losses would not be considered to be part of your underlying business performance similar to your other compensation costs.

Response:

Below is a revised expanded disclosure explaining our non-GAAP financial measure that removes actuarial gains or losses associated with our defined benefit plans. The changes to note (g) in our press release disclosure tables are shown below in italics. We have added disclosure to explicitly state that our non-GAAP financial measures reflect the expected return on plan assets. In addition, we have clarified our language to explain why we believe the exclusion of actuarial gains or losses provides useful supplemental information on our performance.

(g) Represents actuarial losses associated with our defined benefit plans. Actuarial gains or losses in a period represent the difference between actual and actuarially assumed experience, principally related to liability discount rates and plan asset returns, as well as other actuarial assumptions including compensation rates, turnover rates, and health care cost trend rates. The Company recognizes actuarial gains or losses immediately in operating income to the extent they cumulatively exceed a “corridor.” The corridor is equal to the greater of 10% of the fair value of plan assets or 10% of a plan’s projected benefit obligation. Actuarial gains or losses are determined at required remeasurement dates which occur at least annually in the fourth quarter. Our Operating Income Before Charges/Gains reflects our expected rate of return on pension plan assets which in a given period may materially differ from our actual return on plan assets. Our liability discount rates and plan asset returns are based upon difficult to predict fluctuations in global bond and equity markets that are not directly related to the Company’s business. We believe that the exclusion of actuarial gains or losses from Operating Income Before Charges/Gains provides investors with useful supplemental information regarding the underlying performance of the business from period to period that may be considered in conjunction with our operating income as measured on a GAAP basis. We present this supplemental information because such actuarial gains or losses may create volatility in our operating income that does not necessarily have an immediate corresponding impact on operating cash flow or the actual compensation and benefits provided to our employees. The table below sets forth additional supplemental information on the Company’s historical actual and expected rate of return on plan assets, as well as discount rates used to value its defined benefit obligations:

(In millions)	Year Ended December 31, 2011			Year Ended December 31, 2010
	%	$		%	$
Actual return on plan assets	(0.6%)	$	(2.7)	15.1%	$60.1
Expected return on plan assets	8.5%		41.3	8.5%	37.1
Discount rate at December 31:
Pension benefits	5.8%			6.0%
Postretirement benefits	5.3%			5.8%

***

Please telephone me at (847) 484-4518 or, in my absence, Lauren Tashma, Senior Vice President, General Counsel and Secretary, at (847) 484-4443, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by email.

Very truly yours,

/s/ E. Lee Wyatt, Jr.

E. Lee Wyatt, Jr.

Senior Vice President and Chief Financial Officer